UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2026

Commission File Number: 1-13546

STMicroelectronics N.V.

(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                         Form 40-F ☐

Enclosure: A press release dated June 16, 2026, announcing STMicroelectronics’ (i) US$1.5 billion dual-tranche offering of New Convertible Bonds and (ii) the early redemption of its 2027 Convertible Bonds.

PR N°C3397C

Not for release, publication or distribution directly or indirectly, in whole or in part, in or into the United States, Australia, Canada, Japan or South Africa or in any other jurisdiction in which offers or sales would be prohibited by applicable law.

This announcement is not an offer to sell or a solicitation to buy securities in any jurisdiction, including the United States, Australia, Canada, Japan or South Africa. Neither this announcement nor anything contained herein shall form the basis of, or be relied upon in connection with, any offer or commitment whatsoever in any jurisdiction.

STMicroelectronics announces (i) a US$1.5 billion dual-tranche offering of New Convertible Bonds and (ii) the early redemption of its 2027 Convertible Bonds

Amsterdam, June 16 2026 - STMicroelectronics N.V. (the “Company” or “ST”) announces today the launch of a US$1.5 billion offering of senior unsecured bonds convertible into new or existing ordinary shares of ST (the “Shares”) (the “New Convertible Bonds”) and the early redemption of the outstanding US$750 million Zero Coupon Convertible Bonds due 2027 (ISIN: XS2211997239, the “2027 Convertible Bonds”).

The New Convertible Bonds will be offered in two tranches (with a minimum size of US$500 million per tranche) with a maturity of 5 years (the “2031 Convertible Bonds”) and 7 years (the “2033 Convertible Bonds”), respectively. The terms of the New Convertible Bonds are expected to contain customary provisions which will allow the Company to satisfy conversion rights on the New Convertible Bonds with a combination of cash and Shares, or cash or Shares only including, unless the Company elects otherwise, by way of net share settlement. The offering proceeds, net of costs, will be used by ST for general corporate purposes, including the early redemption of the 2027 Convertible Bonds.

Offering of New Convertible Bonds

The Company proposes to issue the dual-tranche New Convertible Bonds as follows:

•	The 2031 Convertible Bonds will bear interest at an annual rate between 0.00% and 0.50%, payable semi-annually in arrear. The 2031 Convertible Bonds will be issued at 100% of their principal amount and will be redeemed at 100% of their principal amount on June 23rd, 2031, unless previously redeemed, converted or purchased and cancelled; and
•	The 2033 Convertible Bonds will bear interest at an annual rate between 0.625% and 1.125%, payable semi-annually in arrear. The 2033 Convertible Bonds will be issued at 100% of their principal amount and will be redeemed at 100% of their principal amount on June 23rd, 2033, unless previously redeemed, converted or purchased and cancelled.

The initial conversion price for the New Convertible Bonds is expected to be set:

•	In relation to the 2031 Convertible Bonds, at a premium between 47.5% – 52.5%; and
•	In relation to the 2033 Convertible Bonds, at a premium between 50% – 55%,

in each case over the volume-weighted average price of a Share between opening of trading today and pricing of the offering on the Euronext Milan Market, organised and managed by Borsa Italiana S.p.A., converted into US dollars at the prevailing exchange rate at the time of pricing.

The final terms of the New Convertible Bonds are expected to be determined and announced later today and settlement is expected to take place on or about June 23rd, 2026.

Application will be made for the New Convertible Bonds to be admitted to trading on the Open Market (Freiverkehr) segment of the Frankfurt Stock Exchange within 90 days of settlement.

In the context of the offering of the New Convertible Bonds, the Company will commit to a lock-up period from (and including) the pricing date to (and including) 90 days after closing in respect of the Shares and related securities.

The issuance of the New Convertible Bonds has been approved by the managing board and the supervisory board of the Company.

BNP PARIBAS and J.P. Morgan are acting as Joint Global Coordinators and Joint Bookrunners and Citigroup, Goldman Sachs Bank Europe SE, Intesa Sanpaolo, Morgan Stanley Europe SE, Natixis, Société Générale and UniCredit are acting as Joint Bookrunners in respect of the offering.

Early redemption of the 2027 Convertible Bonds

The Company will today give notice to the holders of the 2027 Convertible Bonds to redeem all of the 2027 Convertible Bonds on July 16th, 2026, at their principal amount in accordance with Condition 7(b)(i) of the Terms and Conditions of the 2027 Convertible Bonds.

Holders of the 2027 Convertible Bonds are entitled to exercise their right to convert their 2027 Convertible Bonds into Shares, cash or a combination of Shares and cash by reference to the prevailing conversion price, currently US$45.10 per Share, subject to the relevant Conversion Date occurring on or before July 1st, 2026 in accordance with Condition 6(a)(i) of the Terms and Conditions of the 2027 Convertible Bonds. If holders of such 2027 Convertible Bonds exercise their conversion right, the Company may decide to settle such exercise through the payment of cash and delivery of Shares pursuant to the Net Share Settlement provisions of Condition 6(a)(iii) of the Terms and Conditions of the 2027 Convertible Bonds.

About STMicroelectronics

At ST, we are 49,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An integrated device manufacturer, we work with more than 200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of cloud-connected autonomous things. We are on track to be carbon neutral in all direct and indirect emissions (scopes 1 and 2), product transportation, business travel, and employee commuting emissions (our scope 3 focus), and to achieve our 100% renewable electricity sourcing goal by the end of 2027. Further information can be found at www.st.com.

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Issuer’s LEI: 213800Z8NOHIKRI42W10

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For further information, please contact:

INVESTOR RELATIONS:

Jérôme Ramel

EVP Corporate Development &

Integrated External Communication

Tel: +41 22 929 59 20

jerome.ramel@st.com

MEDIA RELATIONS:

Alexis Breton

Corporate External Communications

Tel: + 33 6 59 16 79 08

alexis.breton@st.com

Inside information

This press release relates to the disclosure of information that qualified, or may have qualified, as inside information within the meaning of Article 7(1) of the Market Abuse Regulation (EU) 596/2014 (“MAR”).

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IMPORTANT NOTICE IN RELATION TO THE BONDS

NO ACTION HAS BEEN TAKEN BY THE ISSUER, THE JOINT BOOKRUNNERS OR ANY OF THEIR RESPECTIVE AFFILIATES THAT WOULD PERMIT AN OFFERING OF THE BONDS OR POSSESSION OR DISTRIBUTION OF THIS PRESS RELEASE OR ANY OFFERING OR PUBLICITY MATERIAL RELATING TO THE BONDS IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED. PERSONS INTO WHOSE POSSESSION THIS PRESS RELEASE COMES ARE REQUIRED BY THE ISSUER AND THE JOINT BOOKRUNNERS TO INFORM THEMSELVES ABOUT, AND TO OBSERVE, ANY SUCH RESTRICTIONS.

THIS PRESS RELEASE IS NOT FOR DISTRIBUTION, DIRECTLY OR INDIRECTLY IN OR INTO THE UNITED STATES OR TO U.S. PERSONS (AS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933., AS AMENDED) (THE “U.S. SECURITIES ACT”).). THIS PRESS RELEASE IS NOT AN OFFER TO SELL SECURITIES OR THE SOLICITATION OF ANY OFFER TO BUY SECURITIES, NOR SHALL THERE BE ANY OFFER OF SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SALE WOULD BE UNLAWFUL.

THE BONDS AND THE SHARES TO BE DELIVERED UPON CONVERSION OF THE BONDS AND NOTIONALLY UNDERLYING THE BONDS HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT AND MAY NOT BE OFFERED, SOLD OR DELIVERED WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS (AS SUCH TERMS ARE DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT) ABSENT REGISTRATION OR AN EXEMPTION FROM THE APPLICABLE REGISTRATION REQUIREMENTS UNDER THE U.S. SECURITIES ACT. THERE WILL BE NO PUBLIC OFFER OF THE BONDS IN THE UNITED STATES.

THE OFFERING WHEN MADE, ANY OFFERING DOCUMENTATION RELATING TO THE OFFERING AND THIS PRESS RELEASE ARE ONLY ADDRESSED TO, AND DIRECTED IN THE UNITED KINGDOM (“UK”) AND MEMBER STATES OF THE EUROPEAN ECONOMIC AREA (THE “EEA”) AT PERSONS WHO ARE “QUALIFIED INVESTORS” WITHIN THE MEANING OF THE PROSPECTUS REGULATION IN RESPECT OF EACH MEMBER STATE OF THE EEA, AND THE POATRs IN RESPECT OF THE UNITED KINGDOM, RESPECTIVELY (“QUALIFIED INVESTORS”) AND HAVE BEEN PREPARED ON THE BASIS THAT (I) ANY OFFER OF NEW CONVERTIBLE BONDS IN ANY MEMBER STATE OF THE EEA WILL BE MADE PURSUANT TO AN EXEMPTION UNDER THE PROSPECTUS REGULATION FROM THE REQUIREMENT TO PUBLISH A PROSPECTUS FOR OFFERS OF BONDS AND (II) ANY OFFER OF NEW CONVERTIBLE BONDS IN THE UK WILL BE MADE PURSUANT TO AN EXEMPTION UNDER THE POATRs FROM THE REQUIREMENT TO PUBLISH A PROSPECTUS FOR OFFERS OF BONDS. THE EXPRESSION “PROSPECTUS REGULATION” MEANS REGULATION (EU) 2017/1129 (AS AMENDED OR SUPERSEDED) AND THE EXPRESSION “POATRs” MEANS THE PUBLIC OFFERS AND ADMISSIONS TO TRADING REGULATIONS 2024.

SOLELY FOR THE PURPOSES OF THE PRODUCT GOVERNANCE REQUIREMENTS CONTAINED WITHIN: (A) EU DIRECTIVE 2014/65/EU ON MARKETS IN FINANCIAL INSTRUMENTS, AS AMENDED (“MIFID II”); (B) ARTICLES 9 AND 10 OF COMMISSION DELEGATED DIRECTIVE (EU) 2017/593 SUPPLEMENTING MIFID II; (C) LOCAL IMPLEMENTING MEASURES IN THE EEA; (D) REGULATION (EU) NO 600/2014 AS IT FORMS PART OF UNITED KINGDOM DOMESTIC LAW BY VIRTUE OF THE EUROPEAN UNION (WITHDRAWAL) ACT 2018 (“EUWA”) (“UK MIFIR”); AND (E) THE FCA HANDBOOK PRODUCT INTERVENTION AND PRODUCT GOVERNANCE SOURCEBOOK (TOGETHER, THE “PRODUCT GOVERNANCE REQUIREMENTS”), AND DISCLAIMING ALL AND ANY LIABILITY, WHETHER ARISING IN TORT, CONTRACT OR OTHERWISE, WHICH ANY “MANUFACTURER” (FOR THE PURPOSES OF THE RELEVANT PRODUCT GOVERNANCE REQUIREMENTS) MAY OTHERWISE HAVE WITH RESPECT THERETO, THE BONDS HAVE BEEN SUBJECT TO A PRODUCT APPROVAL PROCESS, WHICH HAS DETERMINED THAT: (I) THE TARGET MARKET FOR THE BONDS IS (A) IN THE EEA, ELIGIBLE COUNTERPARTIES AND PROFESSIONAL CLIENTS ONLY, EACH AS DEFINED IN MIFID II AND (B) IN THE UNITED KINGDOM, ELIGIBLE COUNTERPARTIES (AS DEFINED IN THE FCA HANDBOOK CONDUCT OF BUSINESS SOURCEBOOK) AND PROFESSIONAL CLIENTS (AS DEFINED IN UK MIFIR); AND/OR (II) ALL CHANNELS FOR DISTRIBUTION OF THE BONDS TO ELIGIBLE COUNTERPARTIES AND PROFESSIONAL CLIENTS ARE APPROPRIATE AS PERMITTED BY MIFID II (THE “TARGET MARKET ASSESSMENT”).

ANY PERSON SUBSEQUENTLY OFFERING, SELLING OR RECOMMENDING THE BONDS (A “DISTRIBUTOR”) SHOULD TAKE INTO CONSIDERATION THE MANUFACTURERS’ TARGET MARKET ASSESSMENT; HOWEVER, A DISTRIBUTOR SUBJECT TO THE RELEVANT PRODUCT GOVERNANCE REQUIREMENTS IS RESPONSIBLE FOR UNDERTAKING ITS OWN TARGET MARKET ASSESSMENT IN RESPECT OF THE BONDS (BY EITHER ADOPTING OR REFINING THE MANUFACTURERS’ TARGET MARKET ASSESSMENT) AND DETERMINING APPROPRIATE DISTRIBUTION CHANNELS.

THE TARGET MARKET ASSESSMENT IS WITHOUT PREJUDICE TO THE REQUIREMENTS OF ANY CONTRACTUAL OR LEGAL SELLING RESTRICTIONS IN RELATION TO ANY OFFERING OF THE BONDS.

FOR THE AVOIDANCE OF DOUBT, THE TARGET MARKET ASSESSMENT DOES NOT CONSTITUTE: (A) AN ASSESSMENT OF SUITABILITY OR APPROPRIATENESS FOR THE PURPOSES OF MIFID II OR UK MIFIR; OR (B) A RECOMMENDATION TO ANY INVESTOR OR GROUP OF INVESTORS TO INVEST IN, OR PURCHASE, OR TAKE ANY OTHER ACTION WHATSOEVER WITH RESPECT TO THE BONDS.

THE BONDS ARE NOT INTENDED TO BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO AND SHOULD NOT BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO ANY RETAIL INVESTOR IN THE EEA OR THE UNITED KINGDOM. FOR THESE PURPOSES, A RETAIL INVESTOR (A) IN THE EEA, MEANS A PERSON WHO IS ONE (OR MORE) OF: (I) A RETAIL CLIENT AS DEFINED IN POINT (11) OF ARTICLE 4(1) OF MIFID II; OR (II) A CUSTOMER WITHIN THE MEANING OF DIRECTIVE (EU) 2016/97 (AS AMENDED), WHERE THAT CUSTOMER WOULD NOT QUALIFY AS A PROFESSIONAL CLIENT AS DEFINED IN POINT (10) OF ARTICLE 4(1) OF MIFID II AND (B) IN THE UK, MEANS A PERSON WHO IS NOT A PROFESSIONAL CLIENT, AS DEFINED IN POINT (8) OF ARTICLE 2(1) OF REGULATION (EU) NO 600/2014 AS IT FORMS PART OF DOMESTIC LAW BY VIRTUE OF THE EUWA.

CONSEQUENTLY, (I) NO KEY INFORMATION DOCUMENT REQUIRED BY REGULATION (EU) NO 1286/2014, AS AMENDED (THE “PRIIPS REGULATION”) FOR OFFERING OR SELLING THE BONDS OR OTHERWISE MAKING THEM AVAILABLE TO RETAIL INVESTORS IN THE EEA HAS BEEN PREPARED AND THEREFORE OFFERING OR SELLING THE BONDS OR OTHERWISE MAKING THEM AVAILABLE TO ANY RETAIL INVESTOR IN THE EEA MAY BE UNLAWFUL UNDER THE PRIIPS REGULATION AND (II) NO DISCLOSURE DOCUMENT REQUIRED BY THE FCA PRODUCT DISCLOSURE SOURCEBOOK (“DISC”) FOR OFFERING, SELLING OR DISTRIBUTING THE BONDS OR OTHERWISE MAKING THEM AVAILABLE TO RETAIL INVESTORS IN THE UNITED KINGDOM HAS BEEN PREPARED AND THEREFORE OFFERING, SELLING OR DISTRIBUTING THE BONDS OR OTHERWISE MAKING THEM AVAILABLE TO ANY RETAIL INVESTOR IN THE UNITED KINGDOM MAY BE UNLAWFUL UNDER DISC AND THE CONSUMER COMPOSITE INVESTMENTS (DESIGNATED ACTIVITIES) REGULATIONS 2024.

IN ADDITION, THIS PRESS RELEASE IS FOR DISTRIBUTION ONLY TO PERSONS WHO (I) HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS FALLING WITHIN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (AS AMENDED THE “FINANCIAL PROMOTION ORDER”), (II) ARE PERSONS FALLING WITHIN ARTICLE 49(2)(A) TO (D) (“HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS ETC.”) OF THE FINANCIAL PROMOTION ORDER, (III) ARE OUTSIDE THE UNITED KINGDOM, OR (IV) ARE PERSONS TO WHOM AN INVITATION OR INDUCEMENT TO ENGAGE IN INVESTMENT ACTIVITY (WITHIN THE MEANING OF SECTION 21 OF THE FINANCIAL SERVICES AND MARKETS ACT 2000) IN CONNECTION WITH THE ISSUE OR SALE OF ANY SECURITIES MAY OTHERWISE LAWFULLY BE COMMUNICATED OR CAUSEDTO BE COMMUNICATED (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS “RELEVANT PERSONS”). THIS PRESS RELEASE IS DIRECTED ONLY AT RELEVANT PERSONS AND MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS PRESS RELEASE RELATES IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS.

ANY DECISION TO PURCHASE ANY OF THE BONDS SHOULD ONLY BE MADE ON THE BASIS OF AN INDEPENDENT REVIEW BY A PROSPECTIVE INVESTOR OF THE ISSUER’S PUBLICLY AVAILABLE INFORMATION. NEITHER THE JOINT BOOKRUNNERS NOR ANY OF THEIR RESPECTIVE AFFILIATES ACCEPT ANY LIABILITY ARISING FROM THE USE OF, OR MAKE ANY REPRESENTATION AS TO THE ACCURACY OR COMPLETENESS OF, THIS PRESS RELEASE OR THE ISSUER’S PUBLICLY AVAILABLE INFORMATION. THE INFORMATION CONTAINED IN THIS PRESS RELEASE IS SUBJECT TO CHANGE IN ITS ENTIRETY WITHOUT NOTICE UP TO THE SETTLEMENT DATE.

EACH PROSPECTIVE INVESTOR SHOULD PROCEED ON THE ASSUMPTION THAT IT MUST BEAR THE ECONOMIC RISK OF AN INVESTMENT IN THE BONDS OR THE SHARES TO BE ISSUED OR TRANSFERRED AND DELIVERED UPON CONVERSION OF THE BONDS AND NOTIONALLY UNDERLYING THE BONDS (TOGETHER WITH THE BONDS, THE “SECURITIES”). NONE OF THE ISSUER OR THE JOINT BOOKRUNNERS MAKE ANY REPRESENTATION AS TO (I) THE SUITABILITY OF THE SECURITIES FOR ANY PARTICULAR INVESTOR, (II) THE APPROPRIATE ACCOUNTING TREATMENT AND POTENTIAL TAX CONSEQUENCES OF INVESTING IN THE SECURITIES OR (III) THE FUTURE PERFORMANCE OF THE SECURITIES EITHER IN ABSOLUTE TERMS OR RELATIVE TO COMPETING INVESTMENTS.

THE JOINT BOOKRUNNERS ARE ACTING ON BEHALF OF THE ISSUER AND NO ONE ELSE IN CONNECTION WITH THE BONDS AND WILL NOT BE RESPONSIBLE TO ANY OTHER PERSON FOR PROVIDING THE PROTECTIONS AFFORDED TO CLIENTS OF THE JOINT BOOKRUNNERS OR FOR PROVIDING ADVICE IN RELATION TO THE SECURITIES.

EACH OF THE ISSUER, THE JOINT BOOKRUNNERS AND THEIR RESPECTIVE AFFILIATES EXPRESSLY DISCLAIMS ANY OBLIGATION OR UNDERTAKING TO UPDATE, REVIEW OR REVISE ANY STATEMENT CONTAINED IN THIS PRESS RELEASE WHETHER AS A RESULT OF NEW INFORMATION, FUTURE DEVELOPMENTS OR OTHERWISE.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	June 16, 2026	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	President and Chief Financial Officer